FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  March 10, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Thursday, March 10, 2005, Vancouver, B.C.

        Symbol “AKV”: TSX Venture Exchange

NON-BROKERED PRIVATE PLACEMENTS CLOSED

Acrex Ventures Ltd. (“Acrex”) has closed the private placement sale of 401,000 Units at $0.15 per Unit announced in its Release dated February 24, 2005.  Acrex has received the gross proceeds of $60,150.  Each Unit consists of one share of Acrex and one-half of a 1-year share purchase warrant.  A whole warrant will entitle the holder to purchase an additional share of the Company for $0.20.

The shares included in the Units, and any shares purchased through the exercise of warrants, will be subject to 4-month hold periods - which will, for the various placees, expire on various dates between May 28, 2005 and July 3, 2005.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.